UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3 )*


                              Applied Imaging Corp.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                    03820G106
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                                 (CUSIP Number)


                                December 31, 1999
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             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                [ ]   Rule 13d-1(b)
                [ ]   Rule 13d-1(c)
                [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1(A).    NAME OF ISSUER: Applied Imaging Corp.

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              2380 Walsh Avenue, Building B, Santa Clara, CA 95051

ITEM 2(A). NAMES OF PERSONS FILING: New Enterprise Associates V, Limited Partnership ("NEA V"), New Enterprise Associates VII, Limited Partnership ("NEA VII"), NEA Presidents' Fund, L.P. ("Presidents") and The Silverado Fund I, Limited Partnership ("Silverado") (collectively, the "Funds"); NEA Partners V, Limited Partnership ("NEA Partners V"), which is the sole general partner of NEA V, NEA Partners VII, Limited Partnership ("NEA Partners VII"), which is the sole general partner of NEA VII, NEA General Partners, L.P. ("Presidents Partners"), which is the sole general partner of Presidents, and NEA Silverado Partners I, Limited Partnership ("Silverado Partners"), which is the sole general partner of Silverado (collectively, the "GPLP's"); Peter J. Barris ("Barris"), Nancy L. Dorman ("Dorman"), Ronald H. Kase ("Kase"),
              C. Richard Kramlich ("Kramlich"), Arthur J. Marks ("Marks"), Thomas C. McConnell ("McConnell"), Peter T. Morris ("Morris"), John M. Nehra ("Nehra"), Charles W. Newhall III ("Newhall") and Mark W. Perry ("Perry"), (collectively, the "General Partners"); Dorman, Kramlich, Marks, McConnell and Newhall are individual general partners of NEA Partners V. Barris, Dorman, Kase, Kramlich, Marks, McConnell, Morris, Nehra, Newhall and Perry are individual general partners of NEA Partners VII. Barris, Dorman, Kase, Kramlich, Marks, McConnell, Nehra, Newhall and Perry are individual general partners of Presidents Partners. Kramlich, Marks and Newhall are individual general partners of Silverado Partners. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
              The address of the principal business office of NEA V, NEA Partners V, NEA VII, NEA Partners VII, Presidents, Presidents Partners, Silverado, Silverado Partners, Dorman, Marks, Morris, Nehra, Newhall and Perry is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Kase, Kramlich and McConnell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barris is New Enterprise Associates, 11911 Freedom Drive, One Fountain Square, Suite 580, Reston, Virginia 20190.

ITEM 4.       OWNERSHIP.
              (a) Amount Beneficially Owned: NEA V is the record owner of 709,214 shares as of December 31, 1999 (the "NEA V Shares"). NEA VII is the record owner of 1,837,605 shares as of December 31, 1999 (the "NEA VII Shares"). Presidents is the record owner of 15,920 shares as of December 31, 1999 (the "Presidents' Shares"). Silverado is the record owner of 11,765 shares as of December 31, 1999 (the "Silverado Shares"). As the sole general partner of NEA V, NEA Partners V may be deemed to own beneficially the NEA V Shares. As the sole general partner of NEA VII, NEA Partners VII may be deemed to own beneficially the NEA VII Shares. As the sole general partner of Presidents, Presidents Partners may be deemed to own beneficially the Presidents' Shares. As the sole general partner of Silverado, Silverado Partners may be deemed to own beneficially the Silverado Shares. By virtue of their relationship as affiliated limited partnerships, whose general partners have overlapping individual general partners, each Fund may be deemed to share the power to direct the disposition and vote of the NEA V Shares, the NEA VII Shares, the Presidents' Shares and the Silverado Shares, for an aggregate of 2,574,504 shares (the "Record Shares"). As general partners of the Funds, each GPLP may also be deemed to own beneficially the Record Shares. As general partners of NEA Partners V, NEA Partners VII, Presidents Partners and Siverado Partners, Kramlich, Marks and Newhall may be deemed to own beneficially the Record Shares. As general partners of NEA Partners VII, Barris, Kase, Nehra, and Perry may be deemed to own beneficially the NEA V Shares and the NEA VII Shares. As an individual general partner of Presidents, Dorman, may be deemed to own beneficially the NEA V Shares, the NEA VII Shares and the Presidents' Shares. As an individual general partner of NEA Partners VIII, Morris may be deemed to own beneficially the NEA VII Shares. McConnell holds options to purchase 7,500 shares (the "Option Shares"), which options are exercisable within 60 days after December 31, 1999. As a general partner of NEA Partners V, NEA Partners VII and Presidents Partners, McConnell may be deemed to own beneficially the NEA V Shares, the NEA VII Shares, the President's Shares and the Option Shares, for a total of 2,570,239 shares.

              (b) Percent of Class: The Funds, the GPLP's, Kramlich, Marks and Newhall: 21.4%. Dorman and McConnell: 21.3%. Barris, Kase, Nehra and Perry: 15.4%. Morris: 15.2%. The foregoing percentages are calculated based on the 12,054,512 shares of Common Stock reported to be outstanding as of November 8, 1999, as adjusted pursuant to Rule 13d-13(d)(1).

              (c)    Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote: 0 shares for each Reporting Person other than McConnell. 7,500 shares for McConnell.

                  (ii) shared power to vote or to direct the vote: 2,574,504 shares for each of the Funds, each of the GPLP's, Kramlich, Marks and Newhall. 2,570,239 shares for McConnell. 2,562,739 shares for Dorman. 1,853,525 shares for each of Barris, Kase, Nehra and Perry. 1,837,605 shares for Morris.

                 (iii) sole power to dispose or to direct the disposition of: 0 shares for each Reporting Person other than McConnell. 7,500 shares for McConnell.

                  (iv)  shared power to dispose or to direct the disposition of:
                        2,574,504 shares for each of the Funds, each of the GPLP's, Kramlich, Marks and Newhall. 2,570,239 shares for McConnell. 2,562,739 shares for Dorman.

                        1,853,525 shares for each of Barris, Kase, Nehra and Perry. 1,837,605 shares for Morris.

              Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for those shares, if any, such Reporting Person holds of record.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
              Not Applicable.


ALL OTHER ITEMS REPORTED ON THE SCHEDULE 13G DATED AS OF FEBRUARY 16, 1999 AND FILED ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO THE COMMON STOCK OF APPLIED IMAGING CORP. REMAIN UNCHANGED.

                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 25, 2000


NEW ENTERPRISE ASSOCIATES V, LIMITED PARTNERSHIP

By:   NEA PARTNERS V, LIMITED PARTNERSHIP

      By:            *
              ----------------------
              Charles W. Newhall III
              General Partner


NEA PARTNERS V, LIMITED PARTNERSHIP

By:           *
      -----------------------
      Charles W. Newhall III
      General Partner


NEW ENTERPRISE ASSOCIATES VII, LIMITED PARTNERSHIP

By:   NEA Partners VII, Limited Partnership

      By:             *
              ----------------------
              Charles W. Newhall III
              General Partner


NEA Partners VII, Limited Partnership

By:          *
      -----------------------
      Charles W. Newhall III
      General Partner

NEA PRESIDENTS' FUND, L.P.

By:   NEA GENERAL PARTNERS, L.P.

      By:            *
              ----------------------
              Charles W. Newhall III
              General Partner

NEA GENERAL PARTNERS, L.P.

By:          *
      -----------------------
      Charles W. Newhall III
      General Partner


THE SILVERADO FUND I, LIMITED PARTNERSHIP

By:   NEA SILVERADO PARTNERS I, LIMITED PARTNERSHIP

      By:            *
              ----------------------
              Charles W. Newhall III
              General Partner

NEA SILVERADO PARTNERS I, LIMITED PARTNERSHIP

By:                       *
      ---------------------
      Charles W. Newhall III
      General Partner


         *
-------------------------------
Peter J. Barris


         *
-------------------------------
Cornelius C. Bond, Jr.


         *
-------------------------------
Frank A. Bonsal, Jr.


         *
-------------------------------
Ronald H. Kase


         *
-------------------------------
C. Richard Kramlich


         *
-------------------------------
Arthur J. Marks


         *
-------------------------------
Thomas C. McConnell

         *
-------------------------------
Peter T. Morris


         *
-------------------------------
John M. Nehra


         *
-------------------------------
Charles W. Newhall III


         *
-------------------------------
Mark W. Perry


                                       *By:   /s/ Nancy L. Dorman
                                              -------------------
                                              Nancy L. Dorman, in her individual
                                              capacity and as Attorney-in-Fact
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This Schedule 13G was executed by Nancy L. Dorman pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc., on February 13, 1995 in connection with a Schedule 13G for Acuity Imaging, Inc., and herewith, which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit 1.